Exhibit 99.1

Clearmind Medicine Commends Federal Momentum in Advancing Psychedelic-Based Therapies for Mental Health and Addiction

Vancouver, Canada, July 17, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage biotechnology company pioneering nonhallucinogenic neuroplastogenderived treatments for Alcohol Use Disorder (AUD), addiction, and weight management, today noted the significant regulatory and inter-agency developments this week supporting the development of innovative treatments for serious neuropsychiatric and addiction disorders.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, stated: “At a time when patients in the veterans community and the general population have too few treatment options for intractable neuropsychiatric and addiction disorders, we are grateful that Secretary Kennedy is looking to transform treatment opportunities through the expansion of new therapeutic approaches.”

This week’s developments include final FDA guidance on psychedelic clinical investigations, a planned public hearing on the therapeutic use of psychedelics, and new Memoranda of Understanding and collaborative initiatives involving the U.S. Department of Health and Human Services (HHS), Department of Veterans Affairs (VA), FDA, National Institute on Drug Abuse (NIDA), ARPA-H, and Health Resources and Services Administration (HRSA).

Clearmind Medicine is a clinical-stage psychedelic biotech company developing novel, non-hallucinogenic next-generation neuroplastogen-derived therapeutics for underserved medical needs. The Company’s lead candidate, CMND-100 (MEAI / 5-MeO-AI), is a non-hallucinogenic compound in FDA-cleared Phase I/IIa clinical trials for the treatment of Alcohol Use Disorder (AUD) at leading institutions including Yale University and Johns Hopkins.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of MEAI and new therapeutic approaches, and the company’s intention to seek additional patents for its compounds whenever warranted and that it will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain.

Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.